Exhibit 99.1

Perion's Hivestack partners with Eletromidia to integrate entire digital inventory across 46,000 screens in Brazil

Partnership makes Eletromidia’s high impact digital inventory – reaching 29 million people daily -
available to advertisers via Hivestack’s Supply Side Platform (SSP) and Ad Server

New York & Tel Aviv - February 7, 2024 - Perion Network Ltd. (NASDAQ and TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, announced today a partnership between its programmatic digital out of home (DOOH) platform, Hivestack, and Eletromidia, the major out of home (OOH) media company in Brazil, with more than 64,000 screens in the country's largest cities, out of which more than 46,000 are designed for a high impact digital experience.

Combining Hivestack's expertise in programmatic DOOH technology with Eletromidia's scope and reach will empower local and global advertisers to leverage sophisticated and targeted campaigns, taking advantage of the precision and relevance programmatic media provides. This collaboration will enable Eletromidia to expand its programmatic media distribution and strengthen its leadership in the DOOH market in Brazil.

The partnership with Eletromidia will open up new business opportunities for Perion in the Brazilian market, combining Hivestack’s out-of-home expertise and the Company’s high-impact advertiser solutions. This integration incorporates 46,000 Eletromidia digital screens in a range of environments, such as shopping malls, urban furniture, residential and commercial buildings, as well as in airports and train stations across Brazil. These strategically placed screens, impacting over 29 million people daily, offer an unparalleled opportunity for advertisers to drive higher engagement and reach.

“A partnership with a company of Eletromidia’s stature demonstrates the global opportunities the DOOH market represents for Perion,” said Tal Jacobson, CEO of Perion. ”Brazil is a dynamic and growing market, and I look forward to the talented teams from Eletromidia and Perion working together to plan, build, activate, and monetize high-impact programmatic DOOH campaigns across the country."

Hector Gonzalez, Chief Revenue Officer of the Americas at Hivestack by Perion commented, “This is an incredible opportunity for us to offer Eletromidia’s premium DOOH inventory to both global and local advertisers. The partnership will create new revenue streams from ’Outside-in’ campaigns and offer our demand side partners access to digital inventory on a much larger scale. At the same time, we look forward to supporting Eletromidia’s access to the latest technology enhancements through our market-leading platform, thus enabling them to develop an audience impression-based business model.”

Lucio Schneider, Chief Marketing Officer at Eletromidia added, "Eletromidia always seeks to combine expansion and innovation. Our partnership with Hivestack is a great example of this, managing to expand our work in programmatic DOOH, while bolstering our technology capabilities. This international trend has also been growing in Brazil, and we are committed to making the most of this opportunity, especially considering our extensive network of digital screens.”

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers. For more information, visit Perion's website at www.perion.com.

About Eletromidia

Founded in 1993 and headquartered in São Paulo, Eletromidia is the leading player in the Brazilian out-of-home media market, with a unique presence in all the industry’s key verticals – transportation, elevators, malls, airports, and streets. As of July 2023, the Company operates over 60 thousand panels across 20 Brazilian states. For more information, please refer to the Company’s Investor Relations website at https://ri.eletromidia.com.br/

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com